

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 12, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each Representing a 1/1,000th Interest in a 4.20% Series G Preference Share, par value $1.00 per share, of RenaissanceRe Holdings Ltd. under the Exchange Act of 1934.

Sincerely,